Mail Stop 3720

April 6, 2007

Mr. Stratton Nicolaides
Chief Executive Officer
Numerex Corp.
1600 Parkwood Circle, Suite 200
Atlanta, Georgia 30339-2119

> **Re: Numerex Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 23, 2007**
> **File No. 333-140483**

Dear Mr. Nicolaides:

We have reviewed your filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Advise us whether the company has irrevocably received all cash proceeds described under the financing agreement with Laurus, whether subject to an escrow agreement or otherwise.

<u>Selling Stockholders, page 11</u>

2.   In prior comment six to our letter dated March 6, 2007, we requested that you describe in a table all prior securities transactions between you (or any of your predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons <u>other than</u> Laurus Master Fund, <u>affiliates of the company</u>, or affiliates of Laurus Master Fund;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We note the tabular disclosure on page 12, but we are unable to locate the disclosure requested in the third, fourth, fifth and seventh bullets. Please include this disclosure or tell us why it is not applicable.

3.   In prior comment seven, we requested that you provide tabular disclosure that
        compares:

        •   the number of shares outstanding prior to the convertible notes transaction that
                are held by persons other than Laurus Master Fund, affiliates of the company,
                or affiliates of Laurus Master Fund;

        •   the number of shares registered for resale by Laurus Master Fund or its
                affiliates in prior registration statements;

        •   the number of shares registered for resale by Laurus Master Fund or its
                affiliates that continue to be held by Laurus Master Fund or its affiliates;

        •   the number of shares that have been sold in registered resale transactions by
                Laurus Master Fund or its affiliates; and

        •   the number of shares registered for resale on behalf of Laurus Master Fund in
                the current transaction.

        Notwithstanding the disclosure on page 12, we are unable to locate the tabular
        disclosure requested in the first, third and fourth bullets. Please include this
        disclosure or tell us why it is not applicable. Also note that we intended for the
        disclosure requested by comment seven to be presented in a separate table in
        addition to the tabular disclosure requested by comment six.

4.   We are not able to locate the disclosure confirming that Laurus does not have an
        existing short position in your common stock. See your response to prior
        comment eight.

5.   In prior comment nine, we requested that you provide in the prospectus a
        materially complete description of the relationships and arrangements that have
        existed in the past three years or are to be performed in the future between you
        and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with
        whom Laurus Master Fund has a contractual relationship regarding the transaction
        (or any predecessors of those persons). The information provided should include,
        in reasonable detail, a complete description of the rights and obligations of the
        parties in connection with the sale of the convertible notes. Notwithstanding the
        tabular disclosure on page 12, we are unable to locate this information in the
        prospectus.

*   *   *

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: *Via facsimile: (202) 942-5999*
       Richard E. Baltz
       Arnold & Porter LLP